UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 / 17

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited) for the Three and Six Months Ended June 30, 2018 and 2017

-

Condensed Consolidated Statements of Financial Position as of June 30, 2018 (Unaudited) and December 31, 2017

-

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2018 and 2017

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On December 7, 2018 the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 7, 2018

2 / 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 7, 2018	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

3 / 17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Amounts in thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,
		2017	2018	2018	2017	2018	2018
	Notes	CNY	CNY	US$	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)			(Restated)
CONTINUING OPERATIONS

Administrative expenses		(1,893)	(1,272)	(192)	(2,939)	(3,287)	(496)
Other operating expense		—	—	—	—	—	—
OPERATING LOSS FROM CONTINUING OPERATIONS		(1,893)	(1,272)	(192)	(2,939)	(3,287)	(496)

Finance costs		(1)	—	—	(1)	(3)	—
Interest income		9	7	1	19	16	2
Non-operating expenses, net		—	(143)	(22)	—	(286)	(43)
LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS		(1,885)	(1,408)	(213)	(2,921)	(3,560)	(537)
Income tax expense	7	—	—	—	—	—	—
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(1,885)	(1,408)	(213)	(2,921)	(3,560)	(537)

DISCONTINUED OPERATIONS

(Loss)/ profit for the period from discontinued operations	2	(1,344)	—	—	7,679	—	—
(LOSS)/ PROFIT FOR THE PERIOD		(3,229)	(1,408)	(213)	4,758	(3,560)	(537)

Other comprehensive loss:
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments		(571)	(101)	(15)	(745)	(95)	(14)
TOTAL OTHER COMPREHENSIVE LOSS		(571)	(101)	(15)	(745)	(95)	(14)
TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD, NET OF TAX		(3,800)	(1,509)	(228)	4,013	(3,655)	(551)

BASIC AND DILUTED (LOSS)/ EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (PRESENTED IN CNY PER SHARE):	4
For (loss)/ profit for the period		(0.13)	(0.06)	(0.01)	0.19	(0.14)	(0.02)
For loss from continuing operations		(0.08)	(0.06)	(0.01)	(0.12)	(0.14)	(0.02)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2017	2018	2018
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	5	337	303	46

TOTAL NON-CURRENT ASSETS		337	303	46

CURRENT ASSETS
Prepayments		39	87	13
Other receivables		10,494	756	112
Cash and cash equivalents		18,878	7,481	1,130

TOTAL CURRENT ASSETS		29,411	8,324	1,255

TOTAL ASSETS		29,748	8,627	1,301

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and other payables and accrued liabilities		3,141	1,486	224
Taxes payable		16,792	17,078	2,579
Due to related companies	6	13,747	2,525	381
Due to the Shareholder	6	11,573	6,698	1,011

TOTAL CURRENT LIABILITIES		45,253	27,787	4,195

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES		—	—	—

TOTAL LIABILITIES		45,253	27,787	4,195

EQUITY
Issued capital		312,081	312,081	47,124
Reserves		(327,586)	(331,241)	(50,018)

TOTAL EQUITY		(15,505)	(19,160)	(2,894)

TOTAL LIABILITIES AND EQUITY		29,748	8,627	1,301

See notes to condensed consolidated financial statements

5 / 17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Amounts in thousands)

	Six months ended June 30,
	2017	2018	2018
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(8,945)	(4,817)	(727)

INVESTING ACTIVITIES
Proceeds from disposal of Wuhu Feishang, net of cash disposed of	982	—	—
Proceeds from disposal of Double Grow	—	9,377	1,416
Disposal of property and equipment	60	—	—
Purchases of property and equipment	(4,074)	—	—

NET CASH FLOWS (USED IN)/ FROM INVESTING ACTIVITIES	(3,032)	9,377	1,416

FINANCING ACTIVITIES
Repayment to related companies	(1,584)	(11,886)	(1,795)
Repayment to the Shareholder	—	(4,875)	(736)
Advances from related companies	9,548	664	100

NET CASH FLOWS FROM/ (USED IN) FINANCING ACTIVITIES	7,964	(16,097)	(2,431)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,013)	(11,537)	(1,742)

NET FOREIGN EXCHANGE DIFFERENCE	(355)	140	21

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,228	18,878	2,851

CASH AND CASH EQUIVALENTS AT END OF PERIOD	14,860	7,481	1,130

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION

Basis of consolidation

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2018, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

The condensed consolidated statement of financial position at December 31, 2017 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 20-F of China Natural Resources, Inc. (“CHNR” or the “Company”) for the year ended December 31, 2017 (the “2017 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Group”). The Company’s subsidiaries as of December 31, 2017 are as described in the 2017 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.6225 as quoted by www.ofx.com as of June 30, 2018, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Changes in accounting policies

IFRS 9 FINANCIAL INSTRUMENTS

In July 2014, the IASB issued the final version of IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The expected impacts relate to the classification and measurement and the impairment requirements and are summarized as follows:

(i)

Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management has classified its financial assets into the appropriate IFRS 9 categories. There was no effect resulting from this reclassification.

(ii)

Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group has no trade receivable and only has other receivables, thus, the Group applied the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. There was no significant effect of adoption on the Group’s financial statements.

7 / 17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 supersedes IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a comprehensive framework for recognizing revenue from contracts with customers. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. There was no revenue generated by the Group during the period.

Going concern

As of June 30, 2018, the Group had net current liabilities of CNY19.46 million (US$2.94 million), and shareholder’s deficiency in assets of CNY19.16 million (US$2.89 million). In view of these circumstances, the Directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the Directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to obtaining confirmations of continuous financial support from Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie who is also the principal beneficial shareholder of the Company, which have stated that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operations, including payments on debts and will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. Accordingly, in the opinion of the Directors, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

2. DISCONTINUED OPERATIONS

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”), a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively referred to as the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers sold and the Purchaser purchased, all of the Sellers’ right, title and interest in and to the outstanding capital stock of Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”), which had been previously included in the Group’s non-ferrous metals segment, at a cash consideration of CNY1.00 million (US$0.15 million). The disposal was completed on March 3, 2017.

On December 29, 2017, CHNR sold all of CHNR’s right, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Double Grow International Limited (“Double Grow”) and its subsidiaries (including Planta Metalurgica Antay Pacha S.A.) to Shanghai Kangzheng Investment Management Co., Ltd., an unrelated third party. The purchase price for the Equity Interests was CNY17.19 million (US$2.60 million), including the payment of CNY9.38 million (US$1.42 million) in indebtedness of Double Grow to CHNR, which was recognized in other receivables and cash consideration of CNY7.81 million (US$1.18 million). The disposal was completed on December 29, 2017.

Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining-non-ferrous metals segment and copper smelting segment, respectively, which represented separate major lines of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statement of profit or loss for the period ended June 30, 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gain or loss recognized on the disposal of Wuhu Feishang and Double Grow were included in the results of the discontinued operations. With Wuhu Feishang and Double Grow being classified as discontinued operations, their respective exploration and mining-non-ferrous metals segment and copper smelting segment businesses are no longer included in the operating segment information.

8 / 17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

2. DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang

The results of Wuhu Feishang are presented below:

For the period from January 1, 2017 to March 3, 2017
CNY
(Unaudited)

Administrative expenses	(991)
Losses arising from temporary suspension of production	(641)
Other operating income	61

OPERATING LOSS	(1,571)

Finance costs	(30)
Interest income	9
Non-operating income, net	230
LOSS BEFORE INCOME TAX	(1,362)

Income tax expense	—
LOSS FOR THE PERIOD FROM WUHU FEISHANG	(1,362)

Gain on disposal of Wuhu Feishang	12,340
PROFIT FOR THE PERIOD FROM WUHU FEISHANG	10,978

9 / 17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

2. DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

The net cash flows incurred by Wuhu Feishang, excluding the cash consideration received from disposal of Wuhu Feishang, are as follows:

For the period from January 1, 2017 to March 3, 2017
CNY
(Unaudited)

Operating activities	(2,727)
Investing activities	60
Financing activities	1,793
Net cash outflows	(874)

(b)

Discontinued operation of Double Grow

The results of Double Grow are presented below:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
	CNY	CNY
	(Unaudited)	(Unaudited)

Administrative expenses	(1,231)	(2,802)

OPERATING LOSS	(1,231)	(2,802)

Finance costs	(43)	(106)
Non-operating expense, net	(70)	(391)
LOSS BEFORE INCOME TAX	(1,344)	(3,299)

Income tax expense	—	—
LOSS FOR THE PERIOD FROM DOUBLE GROW	(1,344)	(3,299)

Gain on disposal of Double Grow	—	—
LOSS FOR THE PERIOD FROM DOUBLE GROW	(1,344)	(3,299)

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

2. DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

The net cash flows incurred by Double Grow, excluding the cash consideration received from disposal of Double Grow, are as follows:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
	CNY	CNY
	(Unaudited)	(Unaudited)

Operating activities	(1,165)	(3,471)
Investing activities	(2,169)	(3,821)
Financing activities	2,898	5,773
Net foreign exchange difference	(22)	(39)
Net cash outflows	(458)	(1,558)

The results of the above discontinued operations are presented below:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
	CNY	CNY
	(Unaudited)	(Unaudited)

(Loss)/profit per share from the discontinued operations (Presented in CNY per share)
Basic	(0.05)	0.31
Diluted	(0.05)	0.31

The calculations of basic and diluted loss or earnings per share from the discontinued operations are based on:

(Loss)/profit attributable to owners of the Company from the discontinued operations	(1,344)	7,679

Weighted average number of ordinary shares in issue during the period used in the earnings or loss per share calculations:
Basic	24,910,916	24,910,916
Diluted	24,910,916	24,910,916

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

3. RESTATEMENT

The disposal of Double Grow was completed on December 29, 2017 and Double Grow was classified as a discontinued operation. Accordingly, the results of Double Grow were separately reported as a "discontinued operation" in the condensed consolidated statement of profit or loss for the period ended June 30, 2017. The comparative amounts reported in the condensed consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations.

As a result of the disposal of Double Grow, the relevant line items in the condensed consolidated statements of profit or loss for the three months and six months ended June 30, 2017 have been restated as follows:

	The Group (as previously reported)	Adjustment in relation to disposal of Double Grow	The Group (as restated)
	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)

Condensed consolidated statement of profit or loss for three months ended June 30, 2017:
Administrative expenses	(3,124)	1,231	(1,893)
Finance costs	(44)	43	(1)
Interest income	9	—	9
Non-operating expenses, net	(70)	70	—
Loss for the period from continuing operations	(3,229)	1,344	(1,885)
Loss for the period from discontinued operations	—	(1,344)	(1,344)

	The Group (as previously reported)	Adjustment in relation to disposal of Double Grow	The Group (as restated)
	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)

Loss per share attributable to ordinary equity holders of the company:
Basic and diluted loss per share:
- For loss from continuing operations (CNY per share)	(0.13)	0.05	(0.08)
- For loss from discontinued operations (CNY per share)	—	(0.05)	(0.05)
	(0.13)	—	(0.13)

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

3. RESTATEMENT (CONTINUED)

	The Group (as previously reported)	Adjustment in relation to disposal of Double Grow	The Group (as restated)
	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)

Condensed consolidated statement of profit or loss for six months ended June 30, 2017:
Administrative expenses	(5,741)	2,802	(2,939)
Finance costs	(107)	106	(1)
Interest income	19	—	19
Non-operating expenses, net	(391)	391	—
Loss for the period from continuing operations	(6,220)	3,299	(2,921)
Profit for the period from discontinued operations	10,978	(3,299)	7,679

(Loss)/earnings per share attributable to ordinary equity holders of the company:
Basic and diluted loss per share:
- For loss from continuing operations (CNY per share)	(0.25)	0.13	(0.12)
- For profit from discontinued operations (CNY per share)	0.44	(0.13)	0.31
	0.19	—	0.19

4. (LOSS)/ EARNINGS PER SHARE

Basic (loss)/earnings per share amounts are calculated using the weighted average number of 24,910,916 (June 30, 2017: 24,910,916) common shares outstanding during the period. The Company did not have any potentially dilutive issuances during the six months ended June 30, 2017 and 2018. Accordingly, the diluted (loss)/ earnings per share amounts are the same as the basic (loss)/earnings per share amounts.

5. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2017	2018	2018
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	43	43	6
Machinery and equipment	839	819	124
Motor vehicles	279	279	42
Accumulated depreciation, depletion and amortization	(824)	(838)	(126)
	337	303	46

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

6. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Group had the following transactions with related parties during the period.

(a)

Commercial transactions with related companies are summarized as follows:

		Six months ended June 30,
		2017	2018	2018
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	(634)	(686)	(104)
Gain on disposal of property, plant and equipment to Wuhu Industrial	ii	45	—	—
		(589)	(686)	(104)

(i)

On April 1, 2017, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by two Directors of the Company, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020.

(ii)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, an entity controlled by Mr. Li Feilie who is also the principal beneficial shareholder of the Company, to dispose of certain property, plant and equipment prior to the Company’s disposal of Wuhu Feishang. The disposal gain amounted to CNY0.05 million (US$0.01 million).

(b)	Balances with related companies and the Shareholder

The Company’s balances with related companies are unsecured and non-interest bearing. The related parties and the Shareholder have confirmed their continuous financial support to the Group in relation to the going concern of its operations and that they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2017	2018	2018
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise	3,719	2,525	381
Feishang Hesheng Investment Limited	10,028	—	—
	13,747	2,525	381

Payable to the Shareholder:
Feishang Group	11,573	6,698	1,011

7. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

8. SUBSEQUENT EVENTS

The Company has no material subsequent events.

14 / 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties related to the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with the Company’s reliance on third-party contractors; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors." While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS

The loss from continuing operations for the six months ended June 30, 2018 increased by CNY0.64 million (US$0.10 million) from a loss of CNY2.92 million (US$0.44 million) for the six months ended June 30, 2017 to a loss of CNY3.56 million (US$0.54 million) for the six months ended June 30, 2018. The increase in loss was mainly due to the inclusion of the operating loss of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) which was acquired in November 2017.

The loss from continuing operations for the three months ended June 30, 2018 decreased by CNY0.48 million (US$0.08 million) from CNY1.89 million (US$0.29 million) for the three months ended June 30, 2017 to CNY1.41 million (US$0.21 million) for the three months ended June 30, 2018. The decrease in loss was mainly due to the decrease in administrative expenses (audit fee, travel expenses and other office expenses), following the disposal of Wuhu Feishang and Double Grow in 2017. The decrease was partly offset by the inclusion of the operating loss of Bayannaoer Mining which was acquired in November 2017.

LOSS/ PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS

The discontinued operations represent the non-ferrous metal mining operation conducted by Wuhu Feishang and the copper smelting operation conducted by Double Grow, both of which were disposed of in 2017. For the period from January 1, 2017 to March 3, 2017, Wuhu Feishang incurred a loss of CNY1.36 million (US$0.21 million) and a one-time gain on disposal of the discontinued operation of CNY12.34 million (US$1.86 million). The loss of Wuhu Feishang mainly represents overhead costs incurred during the temporary suspension of production of Wuhu Feishang. For the six months ended June 30, 2017, Double Grow incurred a loss of CNY3.30 million (US$0.50 million). For the three months ended June 30, 2017, Double Grow incurred a loss of CNY1.34 million (US$0.20 million). The loss of Double Grow mainly represents overhead costs and trial run production costs.

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LIQUIDITY AND CAPITAL RESOURCES

The Group’s primary liquidity needs are to fund operating expenses. To date, the Group has financed its working capital requirements primarily through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the mutual cooperation agreement (the “Cooperation Agreement”) entered into with Bayannaoer Jijincheng Mining Co., Ltd., an unrelated third party. In view of the disposition of our metals mining and copper smelting operations, and since the Moruogu Tong Mine of our newly acquired Bayannaoer Mining is in the pre-revenue exploration stage, it can be expected that internally generated funds to sustain operations will not be available until the commencement of commercial production at our Moruogu Tong Mine. We will continue to incur operating expenses prior to the commencement of revenue-producing activities and expect those expenses to continue to be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group and Feishang Enterprise have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2018 was approximately CNY4.82 million (US$0.73 million) as compared to net cash used in operating activities of CNY8.95 million (US$1.35 million) for the corresponding period in 2017. The decrease in net cash outflows mainly represent the disposal of Wuhu Feishang and Double Grow since their disposal in March 2017 and December 2017, respectively.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2017	2018
	(Audited)	(Unaudited)
Current ratio	0.65x	0.30x
Working capital (CNY'000)	(15,842)	(19,463)

Net cash from investing activities for the six months ended June 30, 2018 was CNY9.38 million (US$1.42 million), as compared with CNY3.03 million (US$0.46 million) of net cash flow used in investing activities for the corresponding period in 2017. The cash inflows from investing activities in 2018 represents the proceeds from disposal of Double Grow.

Net cash used in financing activities for the six months ended June 30, 2018 was CNY16.10 million (US$2.43 million), as compared with CNY7.96 million (US$1.20 million) of net cash from financing activities for the corresponding period in 2017. The net cash used in financing activities in 2018 is primarily comprised of net cash repaid to related parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 7, 2018

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